BEMA GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the quarters ended June 30, 2004 and 2003
(all tabular amounts are expressed in thousands of US dollars except per share and per ounce amounts)

The following discussion of the operating results and financial position of Bema Gold Corporation ("the Company" or "Bema") was prepared as at August 12, 2004 and should be read in conjunction with the unaudited consolidated financial statements and the notes thereto of the Company for the six months ended June 30, 2004 and the audited consolidated financial statements of the Company and the notes thereto for the year ended December 31, 2003.

The operating results of the Company in 2003 include the results of EAGC Ventures Corp. from the date of acquisition, February 14, 2003, onwards.

RESULTS OF OPERATIONS
Second Quarter 2004 and 2003
The Company reported net income of $745,000 ($0.002 per share) on revenue of $21.2 million for the second quarter of 2004 compared to a restated net loss of $4.2 million ($0.013 per share) on revenue of $24.6 million for the second quarter of 2003.

	2004		2003*				2002*
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Gold revenue	$21,150	$19,686	$26,716	$23,997	$24,567	$11,537	$8,490	$11,194
Operating earnings (loss)	$(6,982)	$(2,173)	$(1,869)	$1,351	$(600)	$(1,807)	$857	$2,571
Net earnings (loss)	$745	$(14,161)	$(21,486)	$(12,946)	$(4,222)	$8,078	$(2,035)	$(856)
Net earnings (loss) per
common share - basic	$0.002	$(0.039)	$(0.061)	$(0.039)	$(0.013)	$0.028	$(0.008)	$(0.004)
Cash from (to) operations	$(10,757)	$(4,552)	$(2,000)	$8,208	$208	$1,712	$1,437	$8,003

* Certain numbers have been restated due to the adoption of new acounting standards in 2003 as described in note 2 to the 2003 year-end audited consolidated financial statements.

For the first six months of 2004, the Company reported a net loss of $13.4 million ($0.038 per share) on revenue of $40.8 million compared to restated net income of $3.9 million ($0.013 per share) on revenue of $36.1 million in 2003.

Gold revenue
Gold revenue in the current quarter increased by 7% over the first quarter of 2004, but decreased by 14% compared to the same quarter in 2003. The 14% decrease in revenue from the second quarter of 2003 was due to a 26% reduction in gold ounces sold which was offset to a certain extent by a 16% increase in the average price realized. The average price realized in the second quarter of 2004 was $391 per ounce (Q2 2004 average spot price - $393 per ounce) compared to $337 per ounce (Q2 2003 average spot price - $347 per ounce) realized in the same quarter one year earlier. The average price realized in the quarter was below the spot price of gold due to

$321,000 of hedge losses relating to the Julietta Mine being recognized during the quarter. As of June 30, 2004, $2.6 million of hedge losses relating to the Julietta Mine have been deferred on the balance sheet and will be charged against income over the next two years. For the six months ended June 30, 2004, the average price realized was $393 per ounce on revenue of $40.8 million on 104,025 ounces sold compared to $335 per ounce on revenue of $36.1 million on 107,990 ounces sold for the first six months of 2003.

	Second Quarter 2004			Second Quarter 2003
	Gold Sold	Revenue	Avg. realized	Gold Sold	Revenue	Avg. realized
	(in ounces)		price/ ounce	(in ounces)		price/ ounce

Julietta	27,195	$10,426	$383	33,010	$10,653	$323
Petrex	26,841	10,724	$400	39,880	13,914	$349

	54, 036	$21,150	$391	72,890	$24,567	$337

Operations
Total gold production in the second quarter of 2004 decreased by 20% over the same quarter in 2003, but represented a 3% increase over first quarter of 2004 production.

	Second Quarter 2004			Second Quarter 2003
	Gold	Operating	Total	Gold	Operating	Total
	production	cash cost	cash cost	production	cash cost *	cash cost
	(in ounces)	(per ounce)	(per ounce)	(in ounces)	(per ounce)	(per ounce)

Julietta	24,571	$139	$186	29,835	$121	$156
Petrex*	29,728	$552	$552	38,362	$354	$354

	54,299	$365	$386	68,197	$252	$267

* Excludes any gains from rand denominated put options.

Julietta Mine
The Julietta Mine had operating income of approximately $2.5 million for the quarter ended June 30, 2004 and $3.3 million for the first six months of 2004. Gold production at Julietta was on budget for the quarter and 17% under budget for the six months ended June 30, 2004 as the Julietta operations has fully recovered from the warehouse fire in February that destroyed the majority of the spare parts inventory. According to current estimates, the costs from the fire could approximate $3.7 million; however, the Company has insurance for such events and expects to recover any costs in excess of the deductible resulting in a net loss of $1.8 million from the fire. The Company expects to receive approximately $1 million of insurance proceeds in the third quarter. Most of the production shortfall for the first quarter of 2004 is expected to be made up over the remainder of the year. For the six months ended June 30, 2004, the Julietta Mine produced 44,885 ounces of gold at an operating cash cost per ounce of $159 and at a total cash cost per ounce of $203. In addition to the warehouse fire, production was lower in 2004 than in 2003 due to the lower grade of ore being mined after the first two years of operations which was always contemplated in the Julietta mine plan and which has been partially offset by an increase in mill throughput from 400 tonnes per day to approximately 450 tonnes per day.

During the second quarter of 2003, the Julietta Mine produced 29,835 ounces of gold at an operating cash cost of $121 per ounce and a total cash cost of $156 per ounce compared to a budget of 31,551 ounces at an operating cash cost per ounce of $106 and a total cash cost per ounce of $146. Production in the quarter was adversely affected by a 12-day mill shutdown due to a ball mill motor failure in May 2003. The problem was rectified and lost production was made up with increased mill throughput that averaged approximately 470 tonnes per day during the latter part of May and throughout June 2003. For the six months ended June 30, 2003, the Julietta Mine produced 54,698 ounces of gold at an operating cash cost per ounce of $136 and a total cash cost per ounce of $174.

Petrex Mines
At the Petrex Mines in South Africa, the strong rand and costs associated with the open pit operations continued to result in higher than acceptable operating costs in the quarter. The Company has, however, implemented a number of changes and improvements at the mine designed to optimize production and reduce operating costs. Early indications are that these changes are having a positive effect as evidenced by the improved production and lower costs in July.

The Petrex Mines incurred an operating loss of $8.2 million for the second quarter of 2004. Gold production at the Petrex Mines totalled 29,728 ounces in the quarter at a total cash cost per ounce of $552. Adjusting for the rand gold put option gains reduces the total cash cost per ounce to $470 in the second quarter of 2004. During the six months ended June 30, 2004, the Petrex Mines produced 61,911 ounces of gold at a total cash cost of $485 per ounce. Adjusting for the rand gold put option gains reduces the total cash cost per ounce to $425 for the six months ended June 30, 2004. In July, the Petrex Mines produced 14,380 ounces at a total cash cost of $446 per ounce ($361 per ounce adjusting for rand denominated put option gains) which was ahead of forecast and is a significant improvement over the monthly production during the first six months of the year.

The increase in cash costs in the second quarter was partly due to the timing of processing high copper content ore from West Pit 3 and delayed reef production from West Pit 1. In addition, the second quarter did not include a water-pumping subsidy that was credited in the first quarter. Mining of ore at West Pit 3 was on schedule for the quarter, but a problem was encountered with a higher than expected copper content in the ore, causing a delay in ore processing, higher consumption of cyanide and poor gold recoveries. Due to the copper issue and the current rand rates, mining at West Pit 3 was suspended during the quarter. As a result, the Company recorded a charge to operations in the amount of $1.7 million in the second quarter for stripping costs relating to West Pit 3 that was previously being deferred.

West Pit 1 reef production was well below budget for the second quarter of 2004 due to a delay of approximately three weeks in the stripping of waste to expose the reef resulting in lower than anticipated gold production in June. This will, however, result in increased gold production from West Pit 1 during the third and fourth quarters of 2004.

The open pit mining operations will, however, be phased out as current results from open pit delineation drilling has indicated that the pits are uneconomic based on the current rand rates. The current plan is to close all of the pits by the end of 2004 once all currently exposed ore has been mined; however, these may be re-opened under different economic scenarios. Exploration drilling is ongoing to upgrade reserves to resources and explore for additional underground mining target.

The focus of management is to continue to optimize the underground production. Underground production was under budget for gold delivered to the mill due to ore tonnes being slightly under budget and below grade. Petrex is continuing to work with the underground mine contractors to deliver higher grade ore to the plant and is also working on a number of areas to increase the underground production rates to partially offset the shortfalls from the open pit areas. This includes re-opening of shafts, expanding operations at several shafts, starting up new underground mining areas and the installation of new equipment to allow for the extraction of significant tonnages of mud from existing underground operations. Two additional mining contractors are being used for the re-opening of shafts and new mining areas. New mining methods are constantly being tested in order to deliver a higher grade of ore to the mill. New mud-handling systems are being installed and Petrex is working with the underground mine contractor to improve blasting techniques and water control.

Management expects the Petrex operations to improve in the second half of 2004 with the most improvement in the fourth quarter of 2004. Based on the recent changes and improvements to the operations, the current production forecast at the Petrex Mines for the second half of 2004 is for 82,000 ounces of gold to be produced at a total cash cost per ounce of $471 ($357 per ounce adjusting for rand denominated put option gains) based on an exchange rate of six rand to one U.S. dollar. For 2005, production is forecast to approximate 168,000 ounces at a total cash cost per ounce of $387 ($306 per ounce adjusting for rand denominated put option gains) based on an exchange rate of 6.5 rand to one U.S. dollar.

During the second quarter of 2003, the Petrex Mines produced 38,362 ounces of gold at a total cash cost of $354 per ounce. This compared to a budget of $332 per ounce (based on the actual rand exchange rate for the quarter) on 39,479 ounces of production for the quarter. The South African rand averaged 8% higher against the U.S. dollar in the second quarter of 2003 compared to the first quarter. The rand, however, increased 30% from the rate of exchange that was budgeted (10 rand to US$1.00) for the Petrex operations; adding approximately $81 to the total cash cost per ounce for the quarter. During the construction and ramp up period to mid-2003, the cash costs were budgeted to be significantly higher than those budgeted for the second half of 2003 and beyond. In addition to the appreciation in the rand vis-à-vis the U.S. dollar, also contributing to the high cash costs for Petrex were lower recovered grades during the quarter. For the four and half months of production from the date of acquisition, 56,445 ounces of gold were produced at a total cash cost of $366 per ounce. By the end of the second quarter of 2003, the major construction projects had been completed.

Depreciation and depletion
Depreciation and depletion expense remained relatively unchanged in the second quarter of 2004 compared to 2003 as the decrease in the ounces sold was offset by a higher depreciation rate in 2004 as a result of an adjustment to the depreciable reserves of Julietta and Petrex.

Other
During the quarter ended June 30, 2004, in addition to reclamation accretion expense of $469,000 (Q2 2003 - $354,000), the Company also incurred approximately $1 million at the Refugio Mine related to the ramp-up for the re-start of operations and to the residual leaching operation. The former costs include such items as the hiring and training of operations personnel and repairs to the pads, ponds and the recovery plant.

For the six months ended June 30, 2004, reclamation accretion expense totalled $902,000 and Refugio costs totalled $1.2 million, compared to $567,000 and $506,000, respectively, for the same period one year earlier. All costs incurred at Refugio in 2003 related to the residual leaching operation.

General and administrative
General and administrative expense of $3.4 million in the second quarter of 2004 was higher than in prior periods due mainly to $1.1 million of bonuses accrued and paid to senior and middle management in the quarter and due to an increase in corporate activity mainly revolving around the Kupol project.

Interest and financing costs
In the second quarter of 2004, interest expense totalled $1.9 million, of which $557,000 related to the Petrex project loan, $236,000 to the Julietta project loans and $1.1 million pertaining to the accretion of the carrying value of the recently issued convertible notes (see Note 5 to the June 30, 2004 unaudited consolidated financial statements and also financing activities section below). As required under Canadian accounting standards, the $70 million convertible notes have been accounted for as debt instruments, at a present value of $50.2 million, with an amount of $19.8 million recorded in equity to reflect the estimated fair value of the conversion feature. The debt of $50.2 million is being accreted at a rate of 8.85% per annum to its face value of $70 million over the term of the notes which compares to a rate of 3.25% of interest which is payable annually.

In the second quarter of 2003, interest expense totalled $1.2 million, of which $537,000 related to the Julietta project loans. The remaining $648,000 related to the Petrex project loan and the 50.7 million rand denominated Petrex working capital loan.

Amortization of deferred financing costs totalling $542,000 in the second quarter of 2004, relating mainly to the Julietta project loans, increased slightly from the same quarter one year earlier due to the amortization of financing costs related to the convertible notes. Amortization of financing costs totalling $426,000 in the second quarter in 2003 related entirely to the Julietta project loans.

During the quarter ended June 30, 2004, the Company also incurred $153,000 of Chilean stamp tax on the funds loaned from Bema to its 50% owned joint venture, Compania Minera Maricunga.

General exploration
General exploration expense totalling $159,000 and $90,000 in the quarter ending June 30, 2004 and 2003, respectively, related to general reconnaissance activities.

Stock-based compensation
In the fourth quarter of 2003, the Company adopted the new accounting standard CICA 3870, "Stock-based Compensation and Other Stock-based Payments" which requires fair value accounting for all the stock options granted. During the quarter ended June 30, 2004, approximately 3.7 million stock options were granted to employees and directors at an exercise price of Cdn.$4.07 per share. The exercise price of the options is determined by the market price of the shares at the date of grant. These options vest one-half immediately and the remainder on April 12, 2005. The fair value of these options was estimated at approximately $3.4 million (Cdn.$1.214 per option) at the date of grant using the Black-Scholes option pricing model. Approximately $1.7 million of the $3.4 million fair value amount was expensed in the current quarter and the remaining $1.7 million will be charged to operations over the vesting period. Also included in the 2004 stock-based compensation expense is approximately $1.3 million pertaining to the amortization of the fair value of options granted in 2003. Option-pricing models require the input of highly subjective assumptions regarding the expected volatility. Changes in assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company's stock options at the date of grant.

Foreign exchange gains and losses
During the quarter ended June 30, 2004, the Company recorded a foreign exchange loss of $64,000 as the Canadian dollar weakened slightly against the U.S. dollar whereas the South African rand remained relatively unchanged vis-à-vis the U.S. dollar during the quarter. For the six months ended June 30, 2004, the Company recorded a foreign exchange loss of $1.2 million, the majority of which resulted from the appreciation of the rand relative to the U.S. dollar in the first quarter of 2004. Since the Company's rand denominated monetary liabilities exceeded its rand denominated monetary assets, the weakening U.S. dollar in the first quarter of 2004 against the South African rand resulted in a foreign exchange loss on translation.

During the second quarter of 2003, the Company recorded a net foreign exchange loss of $194,000 as a foreign exchange loss of $1.3 million resulting from the appreciation of the rand was offset to a certain extent by the strengthening of the Canadian dollar vis-à-vis the U.S. dollar. For the six months ended June 30, 2003, the Company recorded a net foreign exchange gain of $1.2 million due mainly to a gain of $2.2 million from the appreciation in the Canadian dollar as the Company had a large portion of its cash in Canadian currency.

Other
During the quarter, the Company recorded an additional provision of $800,000 relating to the Julietta warehouse fire in February, which was partially offset by interest income of $216,000.

The additional provision was required due to an "averaging" clause in the insurance policy that reduces the amount recoverable based on the percentage of the value of the inventory insured compared to the average value outstanding prior to the fire. For the first six months of 2004, a provision for $1.8 million relating to the Julietta warehouse fire was offset by interest income of $434,000.

Write-down of mineral property
On April 30, 2004, the Company entered into a letter of intent to sell its 100% interest in the Yarnell gold property in Arizona for payment in cash or shares and a net smelter royalty with a total value of approximately $2.2 million. As a result, the carrying value of the property was written-down by $8.5 million to its estimated net realizable value in the first quarter. The agreement was subject to satisfactory results of due diligence work to be conducted by the purchaser, the signing of a definitive sale and purchase agreement and regulatory approval. In July 2004, the Company received notification from the would-be purchaser that the option to acquire the Yarnell property would not be exercised. The Company has since been approached by three other prospective buyers interested in acquiring the rights to the property.

Derivative gains and losses
During the quarter ended June 30, 2004, the Company recorded a realized and unrealized gain on derivative instruments totalling $1.2 million and $16.4 million (Q2 2003 - $893,000 and $3.6 million), respectively. The latter resulted from the mark-to-market adjustment required to be applied to the carrying value of the Company's derivative instruments that do not qualify for hedge accounting whereas the realized gain was mainly from the rand denominated put options. During the quarter, the spot price of gold per ounce decreased from $424 at March 31, 2004 to $396 at June 30, 2004.

Current and future income tax expense
The majority of the current and future income tax expense relates to certain unrealized foreign exchange gains resulting from a change in foreign tax legislation.

LIQUIDITY AND CAPITAL RESOURCES
The Company ended the second quarter with cash and cash equivalents of $44.7 million and working capital of $7.6 million compared to cash and cash equivalents of $70.2 million and working capital of $30.6 million in the prior quarter.

Petrex was at the year-end and throughout 2004 offside on several of its loan covenants which required the classification of the entire outstanding balances of the Petrex project loan and rand denominated working capital facility, totalling $32.1 million at June 30, 2004, as current liabilities. The Petrex project debt facilities are non-recourse to Bema. The Company has completed its review of the Petrex Mines' operations, commenced discussions with the project loan lenders and has requested a waiver from the lenders regarding the non-compliance of its loan covenants. The Company has a good relationship with the Petrex project loan lenders, being Standard Bank London and HVB, who are also two of the lenders of the Julietta project loan, and is confident that a remedy can be worked out prior to the end of the third quarter. One of the issues being discussed includes the rescheduling of the principal repayment dates.

Subsequent to June 30, 2004, a subsidiary of the Company signed an agreement for a $60 million bridge loan facility (the "Facility") with HVB for the continued development of the Kupol project located in north-eastern Russia. Bema will guarantee the Facility, which will mature in 24 months, however, Bema intends to repay the Facility from the proceeds of the Kupol project construction financing which is expected to be arranged in early 2005.

Operating activities
For the most recent quarter, the Company's cash to operating activities before the change in non-cash working capital resulted in a net cash outflow of $7.2 million, the majority of which resulted from the anticipated sub-standard performance of the Petrex Mines and the increase in general and administrative costs in the quarter. Positive cash flow from the Julietta operations totalled approximately $5.1 million for the quarter ended June 30, 2004.

Cash flow from operating activities before the change in non-cash working capital for the quarter ended June 30, 2003 totalled $1.8 million and would have been $2.2 million higher had the Company received proceeds a couple of days earlier from an end of quarter gold sale at Julietta. During the second quarter of 2003, cash flow from the Julietta Mine remained strong whereas cash flow from the Petrex Mines was neutral for the quarter as operations were impacted by the mill improvements that were in progress during the quarter.

Financing activities
On February 25, 2004, the Company completed an offering of $70 million senior unsecured convertible notes maturing February 26, 2011 (the "Convertible Notes"). The Convertible Notes bear interest at 3.25% per annum payable annually. The Convertible Notes are convertible at the option of the note holder beginning on June 26, 2004 at a conversion price of $4.664 per share ("Conversion Price"). In addition, the note holder has the right to require the Company to redeem a note on September 25, 2009 at a price equal to its principal amount together with interest accrued but unpaid to such date. The Company also has the right to redeem all outstanding Convertible Notes after February 26, 2007, if the closing price of Bema common shares (for at least 10 days within 30 consecutive trading days prior to the notice of redemption) is at a 20% premium to the Conversion Price. The proceeds from the offering are being used for the recommencement of gold mining at the Refugio Mine in Chile, the continued development of the Kupol property and for general corporate purposes. In connection with the financing, the Company paid a 3.5% commission or $2.45 million to the underwriters. In addition, the Company paid to Endeavour Financial Corporation ("Endeavour Financial") a financing fee of $525,000 or 0.75% of the face value of the Convertible Notes upon closing. A director of Endeavour Financial is also a director of the Company.

During the second quarter of 2004, the Company received proceeds of $7 million from the exercise of expiring warrants and $930,000 from the exercise of stock options.

In addition, the Company repaid $1.5 million of the Petrex project loan during the second quarter of 2004. For the six months ended June 30, 2004, $5.6 million (2003 - $5.6 million) of the Julietta project loan and $3 million (2003 - $5 million) of the Petrex project loan were repaid. The next loan repayment date on the Petrex loan is September 2004 when $1 million is scheduled to be repaid. As for the Julietta project loans, the next scheduled repayment date is September 2004 when $5.6 million is to be repaid. Should the gold and silver prices remain at current levels, the Company is expecting to repay the remainder of the Julietta project loans prior to the end of 2004.

The following are the Company's contractual obligations as at June 30, 2004:

Contractual obligations	Total	2004	2005	2006	2007	2008	2009+
Long term debt (1)(2) Capital lease obligations (3) Purchase obligations Other long term obligations	$114,757 5,688 1,425 867	$8,083 520 1,425 650	$11,083 1,042 - 217	$5,000 1,042 - -	$9,500 1,042 - -	$11,091 1,042 - -	$70,000 1,000 - -
Total contractual obligations	$122,737	$10,678	$12,342	$6,042	$10,542	$12,133	$71,000

(1)
As Petrex was in breach of several loan coverage ratios relating to its project loan as at December 31, 2003 and during 2004 mainly as a result of the strength of the South African rand, the entire outstanding balances of the Petrex project loan facility and working capital facility totalling $32.1 million have been classified as current liabilities on the balance sheet.

(2)
The $70 million convertible notes have been accounted for as debt instruments on the balance sheet, at a present value of $50.2 million, with an amount of $19.8 million recorded in equity to reflect the estimated fair value of the conversion feature. The debt of $50.2 million is being accreted to its face value of $70 million over the term of the notes.

(3)
On June 30, 2004, the Company's 50% owned joint venture in Chile signed capital lease agreements for $9.6 million (the Company's share - $4.8 million) of equipment that were delivered and accepted by June 30, 2004. Amounts shown in the table includes $886,000 of interest payable over the term of the lease. When the entire mining fleet is delivered and accepted, the total of all the capital lease agreements entered into by Compania Minera Maricunga will approximate $31 million.

(4)	Subsequent to June 30, 2004, the Company secured a $60 million bridge loan financing for Kupol property, for a maximum term of 24 months.

Investing activities
During the quarter ended June 30, 2004 the Company incurred approximately $8.3 million of expenditures on the Kupol property in far-eastern Russia relating to the 2004 exploration and development program and also completed the Preliminary Economic Assessment (PEA) on the property which demonstrated that Kupol can be developed as a high grade, low cost gold and silver mine with robust project economics. The PEA was completed following one summer season of exploration where a preliminary mineral resource was identified containing 1.8 million ounces of gold and 19 million ounces of silver in the indicated category and a further 4.2 million ounces of gold and 56 million ounces of silver in the inferred category. The PEA is the beginning of the planning process for conducting mining and milling operations at Kupol.

With the completion of the Preliminary Economic Assessment (PEA) in May 2004 and arrangement by Bema of a $60 million bridge financing in July 2004, the Company is one step closer to realizing its objective of completing construction of the Kupol mine by late 2007 and gold production in 2008. The PEA contemplates an initial 12-year mine life based on the drilling to date. The total pre-production capital costs are estimated at $280.1 million, excluding the capital cost of the open pit mine equipment and initial underground mining fleet which are assumed to be arranged by way of a capital lease at a total cost of $58.7 million. Using a $375 gold price and $5.50 silver price, Bema has calculated a preliminary, after tax, net present value (NPV) at a 0% discount, of approximately $734 million for the life of the mine. At a 5% discount, the NPV is calculated to approximate $472 million. Repayment of all pre-production capital is estimated at approximately 22 months. Using a $400 gold price and $6.60 silver price, with a 0% discount, the after tax NPV would approximate $841 million for the life of the mine and a 5% discount, approximate $551 million.

A second phase exploration drilling program is underway at Kupol to determine the ultimate potential of the property. The program utilizes seven rigs to drill 57,000 metres to infill the area defined in the preliminary mineral resource and to further test the Kupol vein structure to the north and at depth. The potential for this program is both to enhance the project economics and increase the ultimate mine life.

On August 12, 2004, the Company announced that it had made a new discovery of several new sub parallel veins in the North Zone and had also traced high grade mineralization in the North Zone and the North Zone extension to a depth of over 500 metres from surface and discovered a new high-grade ore shoot in the Central Zone. Bema has drilled 127 holes totalling 26,350 metres of the drill program which has been focused on infill drilling to upgrade the Kupol resource and exploration drilling to further test the ultimate potential of the Kupol vein system. The drill program will continue throughout the fall followed by a Final Feasibility Study, which is scheduled to be completed by early 2005.

At Refugio, construction activities during the second quarter focused on engineering and design, procurement, earthworks, concrete installation and support facilities. Capital expenditures at Refugio were lower than were planned due to timing issues. The total estimated capital costs (100%) at Refugio, originally budgeted at $70 million with an additional $30 million in capital leases for the new mining fleet, have increased by approximately 10%. Some of the increase was for items not in the original estimate, such as repairs to the water management system at the adsorption, desorption and recovery plant. Plant start-up is scheduled for December 2004.

Gold production at Refugio is scheduled to be achieved during the first quarter of 2005 when the annual production rate is expected to average approximately 250,000 ounces of gold (the Company's share – 125,000 ounces) at a total cash cost of $225 per ounce over a minimum 9-year mine life. Bema is funding its share of the capital expenditures by using a portion of the proceeds from the convertible note offering completed during the first quarter of 2004 and by way of a capital equipment lease for a new mining fleet. As a result, Bema's share of production from Refugio will have no project debt.

At Julietta, capital expenditures totalled $2 million (Q2 2003 - $930,000), of which $1.5 million (Q2 2003 - $433,000) was on exploration drilling. Bema has successfully replaced reserves at Julietta for the last two years and there are a number of veins on the property that have the potential to be converted from the resource to reserve category. The exploration program for the remainder of 2004 will focus on converting resources into reserves and testing a number of targets on the property for new resources. At Petrex, capital expenditures totalled $2.6 million, of which $1.2 million was spent on underground development and shaft equipment and a further $584,000 on exploration drilling.

Included in acquisition, exploration and development for the second quarter of 2004 are $837,000 of flow-through expenditures (Q2 2003 - $1.3 million) incurred on the Monument Bay property in Canada and $747,000 (Q2 2003 - $385,000) incurred by one of the Company's subsidiaries on the East Pansky property in Russia. In addition, the second quarter of 2003 also included $400,000 spent on the Divisadero property in El Salvador, the carrying value of which was subsequently written-off at the end of 2003.

	Second Quarter			Six Months
Capital expenditures	2004	2003		2004		2003

Julietta Mine	$2,018	$930		$2,980	$
						1,489
Petrex Mines	$2,560	$2,523		$4,698		$3,311
Refugio exploration and construction	$6,176	$556		$6,913	$
						1,879
Kupol exploration and development	$8,275	$1,895	$			$4,832
				18,515
Acquisition, exploration and development	$1,784	$2,086		$3,781		$3,505

During the quarter ended June 30, 2003, the Company incurred $1.9 million of expenditures on Kupol as drilling commenced in May on the property. In July 2003, the Company announced its first drill results from Kupol where 43 holes totalling 5,630 metres had been drilled to date on the property. The results indicated that 42 of the drill holes intersected the mineralized epithermal vein system, which extended over 2 kilometres of strike length and to a depth of at least 250 metres. The system remained open along strike to the north and south and to depth. The results confirmed the high grade trenching and drilling results from earlier Russian exploration and significantly increased the strike length and depth of the mineralized vein system beyond the area of the previous drilling.

Also during the second quarter of 2003, the Company incurred approximately $2.5 million of expenditures at the Petrex Mines, of which $1 million was for mill improvements and the balance on expenditures for underground and shaft equipment.

Cerro Casale Update
On August 12, 2004, Bema announced that a major international bank had submitted to Compania Minera Casale ("CMC"), the Chilean contractual mining company owned indirectly by Bema, Arizona Star and Placer Dome (collectively the "Shareholders"), an Indicative Term Sheet for an underwritten project loan of up to $1 billion for the development of the Cerro Casale Project. This offer to finance is subject to various conditions typical of a project loan financing. In Bema's opinion, this bank proposal confirms that Cerro Casale is financeable under the terms of the CMC Shareholders' Agreement. Placer Dome, in consultation with the CMC Finance Committee, continues to review various financing alternatives for Cerro Casale. In parallel, this work includes advancing discussions on key commercial contracts and long-term marketing off-take arrangements. The CMC Shareholders are currently in discussion about modifications to the Shareholders' Agreement and the alternatives to advance the Cerro Casale Project.

On July 2, 2004, Bema and Arizona Star had issued to Placer Dome a notice of default under the terms of the Shareholders' Agreement. Given the ongoing discussions between the Shareholders and the positive bank proposal, Bema and Arizona Star have elected to hold in abeyance any potential arbitration proceedings under the Shareholders' Agreement. Under the terms of the CMC Shareholders' Agreement, Placer Dome is required to present to Bema and Arizona Star a certificate regarding the financeability of Cerro Casale on September 30, 2004.

Gold forward and option contracts
In the second quarter, Bema reduced the number of outstanding gold forward and contingent forward contracts by 31,625 ounces and intends to deliver into all of the outstanding Julietta forward contracts on the designated maturity dates out to 2006. Bema applies hedge accounting to all Julietta forward contracts currently outstanding based on the recently changed delivery dates. In 2003, the Julietta forward contracts were treated as non-hedge derivative contracts and were marked-to-market.

During the first quarter of 2004, the Company purchased gold put option contracts for the Refugio project at strike prices of $390 to $422 per ounce. The purchase price of the put options was offset through the sale of call options at strike prices of $450 to $475 per ounce of gold. Call options sold represent 140,000 ounces or approximately 33% of Bema's share of Refugio annual gold production and 8% of reserves. These derivative gold contracts qualify for hedge accounting and will therefore be accounted for as such by the Company.

Bema's entire committed gold contracts represent approximately 3.5% of the Company's reserves and measured and indicated resources and approximately 2.1% when inferred resources are included.

The following is a summary of the Company's outstanding gold derivative contracts at June 30, 2004.

	2004	2005	2006	2007-2012

Forward contracts (ounces)	20,950	33,550	43,350	–
Average price per ounce	$320	$325	$319	$–

Dollar denominated -
Put options purchased
$290 strike price (ounces)	13,698	26,364	23,790	59,988
$390 to $422 strike price (ounces)	–	40,000	40,000	60,000

Rand ("ZAR") denominated –
Put options purchased (ounces)	72,186	136,806	125,316	225,888
Average price per ounce (ZAR)	3,050	3,100	3,150	3,225
Average price per ounce (U.S.) *	$487	$495	$503	$515

Call options sold (ounces)	10,000	40,000	40,000	60,000
Average price per ounce	$500	$455	$455	$455

Contingent forwards (maximum)
$320 strike price (ounces)	10,000	10,000	–	–
$350 strike price (ounces)	16,500	34,500	36,000	168,000

* Based on 6.266 rand to one U.S. dollar, being the closing rate at June 30, 2004.

With respect to the contingent gold forward contracts ("CFC") included in the table above, the Company has $320 CFC that are dependent on the quarterly average gold price commencing from July 1, 2004 to June 30, 2005. If the average spot gold price is above $370 per ounce during the quarter, then the Company is obliged to deliver 5,000 ounces at a price of $320 per ounce. If the average gold price is less than $320 per ounce for the quarter, then no ounces are deliverable. If the average gold price for the quarter falls between $320 and $370 per ounce, then the amount of ounces to be delivered is prorated. For example, at a gold price of $345 per ounce, 2,500 ounces would have to be delivered at a price of $320 per ounce. The Company also has $350 CFC that are exercisable each month-end evenly throughout the year based on the spot price. The number of ounces deliverable for the month is prorated based on the month-end gold price between $350 and $400.

The rand denominated put options, as shown in the table above, provide the Company with some protection against a strengthening South African rand without limiting the Company's leverage to a rising gold price or a declining rand. For example, at a conversion rate of 6.266 rand to one U.S. dollar, the Company will receive $487 per ounce of gold on its rand denominated put options in 2004. The rand denominated put options and all contingent forward contracts are treated as non-hedge transactions and are marked-to-market on a quarterly basis with the resulting unrealized derivative gain or loss reflected in the statement of operations.

In addition to the fair value of the non-hedge derivative instruments which totalled a net derivative liability of $6.4 million recorded on the Balance Sheet, the mark-to-market value of the Company's off-balance sheet gold hedge contracts as at June 30, 2004 was negative $7.8 million.

OUTLOOK
The remainder of 2004 will be an active and important time for Bema on a number of fronts. At existing operations, the focus will be on optimizing production at the Petrex Mines and continuing to increase reserves at the Julietta Mine. The Company's goal is to increase annual gold production to over 1,000,000 ounces from the development of its three major development projects, Refugio, Kupol and Cerro Casale.

Critical Accounting Policies
There were no changes in accounting policies in the second quarter of 2004.

Bema's accounting policies are described in Notes 1 and 2 to the annual audited consolidated financial statements as at December 31, 2003. Management considers the following policies to be the most critical in understanding the judgements that are involved in the preparation of the Company's consolidated financial statements and the uncertainties that could impact its results of operations, financial condition and cash flows:

-	carrying value of goodwill;
-	impairment assessment of the carrying value of property, plant and equipment;
-	asset retirement obligations;
-	future income tax assets and liabilities;
-	depreciation, depletion and amortization; and
-	valuation of derivative instruments

Carrying value of property, plant and equipment
The Company reviews and evaluates the recoverability of the carrying value of property, plant and equipment, including royalty interests, on a periodic basis. Estimated future net cash flows, on an undiscounted basis, from each mine and development property are calculated using estimated recoverable ounces of gold (considering current proven and probable reserves and mineralization expected to be classified as reserves); estimated future gold realization (considering historical and current prices, price trends and related factors); and operating, capital and reclamation costs. If it is determined that the future cash flows from a mine or development property are less than the carrying value, a write-down to the estimated fair value is made with a charge to earnings. The Company has determined that based on a long-term gold price assumption of $375 per ounce, the total estimated undiscounted future net cash flows from any of the Company's mines and development properties would not be less than the carrying value of the related long-lived asset. In the test for impairment at the Petrex Mines at the end of the second quarter of 2004, a rand – U.S. dollar average exchange rate of 6.9 rand to one U.S. dollar was assumed to the end of 2006 and 8.9 rand to one U.S. dollar assumed thereafter.

Outstanding Share Data
As at August 12, 2004, there were 361,794,592 common shares outstanding. In addition, there were outstanding 18,842,220 director and employee stock options with exercise prices ranging from Cdn.$0.31 to Cdn.$5.39 per share. Share purchase warrants outstanding totalled 25,286,750 exercisable at prices ranging from Cdn.$1.40 to Cdn.$1.90 per share and expiring at various dates in October 2007. Convertible Notes due in 2011 are convertible into 15,008,576 common shares of the Company. More information on the Convertible Notes and the terms of their conversion are set out in note 5 of the Company's interim consolidated financial statements at June 30, 2004.

Non-GAAP Measures
Cash cost per ounce data are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

	Second Quarter		Six Months
	2004	2003	2004	2003

Operating costs per financial statements	$21,752	$19,595	$39,421	$29,974
Write-off of deferred stripping costs	(1,716)	–	(1,716)	–
Inventory sales adjustment	908	(1,373)	1,451	237
Cash production costs	$20,944	$18,222	$39,156	$30,211

Gold production (in ounces)	54,299	68,197	106,796	111,143

Total cash cost per ounce of gold production	$386	$267	$366	$272

Total cash cost per ounce data are calculated in accordance with the Gold Institute Production Standard. Cash cost per ounce is derived from amounts included in the Statements of Operations and include mine site operating costs such as mining, processing, administration, smelting, refining, transportation costs, royalties and production taxes less silver by-product credits.

Caution on Forward-Looking Information
This report contains "forward-looking statements" within the meaning of the United States

Private Securities Legislation Reform Act of 1995. Such forward-looking statements are subject to risks, uncertainties and other factors described under the caption "Risk Factors" in the Company's Annual Information Form.